

OFFERING MEMORANDUM

facilitated by



Sunny Days of Ithaca, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Sunny Days of Ithaca, LLC
State of Organization	NY
Date of Formation	04/01/2014
Entity Type	Limited Liability Company
Street Address	171 E State St, Ithaca NY, 14850
Website Address	www.sunnydaysny.com

(B) Directors and Officers of the Company

Key Person		Deirdre Kurzweil
Position with the Company		
	Title	Owner
	First Year	2014
Other business experience (last three years)		Deirdre Kurzweil, the child of a military dad, lived all over the place as a young child, but settled with her family in the area by the age of 12. While she lived elsewhere for a couple decades (for college and life), the Ithaca area has always been "home" and she made the dream of settling back here permanently a reality when her son was born and she decided THIS is where he should grow up, surrounded by family and all that this beautiful community and region have to offer!

Deirdre opened her first store - a toy store, much like our own Alphabet Soup - in Baltimore, MD more than two decades ago (with the plan of raising her son there, before deciding he should grow up in Ithaca!). With a 30+ year professional career in market research, Deirdre has been able to employ this background in how she has approached her businesses - she strives to understand how people think about and interact with her store and its products, and learns from them through listening and observation, as well as through their purchase behaviors. She loves data, is comfortable with data, and uses it to help make important decisions about the business.

Deirdre is also extremely invested in the community in general, wanting it to thrive and enjoyed by those who live here and those who get the pleasure of visiting. Towards that end, she...

- Was a previous member of the Downtown Ithaca Alliance (DIA) Board of Directors and is still an active participant in regular meetings for the Retail, Marketing, and Events committees

- Is a current member of the Ithaca Festival Board of Directors

- Ran a district-wide fundraiser for the Ithaca elementary schools for many years

In 2008, Deirdre was honored as the Downtown Volunteer of the Year, and in 2019 Sunny Days was honored as the Downtown Ithaca Retailer of the Year. Sunny Days of Ithaca has also been chosen by the community as the "Best Gift Shop" in an annual vote on multiple occasions, which is the greatest honor of all!

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Deirdre Kurzweil	100%

(D) The Company's Business and Business Plan

The Team

Deirdre Kurzweil, Founder

Deirdre Kurzweil, the child of a military dad, lived all over the place as a young child, but settled with her family in the area by the age of 12. While she lived elsewhere for a couple decades (for college and life), the Ithaca area has always been "home" and she made the dream of settling back here permanently a reality when her son was born and she decided THIS is where he should grow up, surrounded by family and all that this beautiful community and region have to offer!

Deirdre opened her first store - a toy store, much like our own Alphabet Soup - in Baltimore, MD more than two decades ago (with the plan of raising her son there, before deciding he should grow up in Ithaca!). With a 30+ year professional career in market research, Deirdre has been able to employ this background in how she has approached her businesses - she strives to understand how people think about and interact with her store and its products, and learns from them through listening and observation, as well as through their purchase behaviors. She loves data, is comfortable with data, and uses it to help make important decisions about the business.

Deirdre is also extremely invested in the community in general, wanting it to thrive and enjoyed by those who live here and those who get the pleasure of visiting. Towards that end, she...

- Was a previous member of the Downtown Ithaca Alliance (DIA) Board of Directors and is still an active participant in regular meetings for the Retail, Marketing, and Events committees

- Is a current member of the Ithaca Festival Board of Directors

- Ran a district-wide fundraiser for the Ithaca elementary schools for many years

In 2008, Deirdre was honored as the Downtown Volunteer of the Year, and in 2019 Sunny Days was honored as the Downtown Ithaca Retailer of the Year. Sunny Days of Ithaca has also been chosen by the community as the "Best Gift Shop" in an annual vote on multiple occasions, which is the greatest honor of all!

Meet Sunny Days of Ithaca

Bringing our joy and love for this area to you.

Ithaca and the Finger Lakes has so much to offer, and we wanted to collect it all under one roof for you.

Our mission it to be a place where...

- locals can come for a gift that captures the essence of the area - whether it's locally made or just captures "the vibe" that is so uniquely Ithaca

- visitors feel welcomed and supported and can find something unique to take home so they can continue to enjoy their special experience even after their visit has ended

- anyone can learn about all that Ithaca and the region has to offer

- we support the makers in our community – makers of food, art, music, and so much more

- our staff feels respected and appreciated

Our goal, whether you make a purchase or not, is that everyone leaves with a smile on their face and in their heart.

We have the opportunity to expand our offerings by bringing a t-shirt printing business in-house! This will not only open up a new revenue stream, but allow us to add new, creative options for locals and visitors, and offer small scale production to area businesses, bands, sports leagues, clubs, and other organizations quickly and at a competitive price. To help fund this venture, we're turning to our community for support. We hope you'll invest in us to become a part of our growth.

Our Story

Sunny Days of Ithaca started in 2014, when The Commons had to be dug up temporarily to replace aging infrastructure, and Deirdre was part of a brainstorming group that was imagining what types of businesses were missing in our downtown core, and she realized...

- While Ithaca had a great longtime t-shirt store (T-shirt Express), it had no full-scale souvenir shop
- The corner of Cayuga & Green (home of our original location) is both a beautiful retail location, but also the 2nd busiest intersection in downtown Ithaca and something vibrant and fun should be on that corner to welcome visitors
- She missed having a retail store (after opening a toy store in Baltimore, she decided to come home to raise her son in her hometown of Ithaca)

Coming up soon: our 10th birthday!

Join us for our 10th anniversary party and April 1st (no joke)! We will be celebrating ALL DAY but the "official" party starts at 5pm...

- Ribbon cutting (at 5pm)
- Live painting exhibition (5-8pm)
- Live local music (5-8pm)
- Food samplings featuring Chef Lerman sauces and prepared by Ba-Li Cravings (while supplies last!))
- Free button making, all day, as always!

Intended Use of Funds

Funds raised will go directly towards building out the space and infrastructure for t-shirt (and other!) printing, including inventory, storage, and equipment.

- First we need to reroute electric in the space next door
- Then we'll cut 2 doors/entrances - 1 downstairs for customers to be able to shop the entire store from inside, and 1 upstairs to allow staff to flow freely and easily into the new production area
- Then we will move all printing production and t-shirt sales next door and use the space we've reclaimed to both spread everything out again, as well as add some new/missing items

from our product mix (again, Ithaca old-timers, think "House of Shalimar"!)

Location

We have moved twice since that first precious spot on the corner of The Commons, to where we clearly were meant to settle - as part of the Center Ithaca building, right next to Home Dairy Alley (for those who are old-time Ithacans - remember the Black & White cookies?!).

- We love being able to watch folks enjoying our community from the perfect vantage point upstairs (which is accessible to all - just ask if you need help getting upstairs!)
- My first two locations were about 1/2 the size of our current location, and after going through Covid, the extra space allowed us to spread out a little and allow folks to keep more distance from each other when shopping
- The unexpected addition of t-shirt production into our footprint (when T-shirt Express sadly closed its store) made everything extra crowded again - the timely announcement of the closing of another business literally next door to us as we were figuring out how to fit everything in to our current footprint, albeit sad (I had worked there decades ago AND I never want to see small business not make it) I also saw as a sign from the Universe with a solution to my dilemma

Our Offerings

We sell carefully curated products that represent my love for Ithaca and this beautiful Finger Lakes region I'm so lucky to live and get to raise my son in. For a product to make it through this curating process, it usually falls into two or more of these categories:

- Represents or is about Ithaca or the Finger Lakes
- Made in the region (or at least New York state, if possible)
- Captures the vibe of this awesome place (e.g., groovy, kind/friendly, beautiful, creative, repurposed/sustainable)
- We are so much MORE than a "classic" souvenir shop!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	May 31, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
DTF printer & supplies	$10,000	$10,000
Sublimation printer & supplies	$5,000	$5,000
Inventory (blanks, transfers)	$20,000	$20,000
Expansion of web store inventory	$10,000	$10,000
Marketing/Promotion	$1,625	$1,625
New Hire	$0	$46,625
Mainvest Compensation	$3,375	$6,750
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.3 - 2.6%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple	1.25 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.07%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.3% and a maximum rate of 2.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.3%
$62,500	1.6%
$75,000	2.0%
$87,500	2.3%
$100,000	2.6%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Deirdre Kurzweil	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
M&T Bank	$73,407	8.34%	01/20/2028	
M&T Bank	$50,000	11.5%		LOC
SBA	$85,300	3.75%	07/08/2050	Covid EIDL loan

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Sunny Days of Ithaca has been operating since April 1, 2014 and has since achieved the following milestones:

- Opened original location in Ithaca, NY.

- Achieved revenue of $216,224 in 2015, our first full year open, which then grew to $610,502 in 2023. We have had to move twice in the 10 years we've been open; with the exception of the year we first moved (2019) and the Covid year (2020), we have experienced significant and consistent annual growth (10-20%).

- Had Cost of Goods Sold (COGS) of $241,931, which represented gross profit margin of 49% in 2021. COGS were then $299,492 the following year, which implied gross profit margin of 44%.

- Achieved profit of $39,793 in 2021, but dropped to a loss of $58,711 in 2022 due to taking on the burden of a 2nd location (move the main store) in response to construction demolition next door that had a noticeable negative impact on business.

- Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of February 17, 2024, Sunny Days of Ithaca has debt of $208,707 outstanding and a cash balance of $18,963. This debt is sourced primarily from M&T Bank (business loan & LOC) and SBA (Covid relief loan) and will be senior to any investment raised on Mainvest. In addition to the Sunny Days of Ithaca's outstanding debt and the debt raised on Mainvest, Sunny Days of Ithaca may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of Sunny Days of Ithaca, we have had the following material changes and trends:

- Increase in costs relating to our primary supplier for t-shirts for nearly 10 years closed with 4 days notice.

- Purchased equipment for T-shirt (and other textile) production.

- Took out a personal loan for $22,400 to purchase equipment and blanks backstock.

Forecasted milestones

Sunny Days of Ithaca forecasts the following milestones:

- Secure expanded lease in [Ithaca, NY] by April 2024.

- Hire for the following positions by April 2024: Printing production manager

- Achieve $775,000 revenue per year by 2025.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$600,000	$660,000	$706,200	$741,510	$763,755
Cost of Goods Sold	$300,000	$330,000	$353,100	$370,755	$381,877
Gross Profit	$300,000	$330,000	$353,100	$370,755	$381,878
EXPENSES					
Rent	$100,000	$102,500	$105,062	$107,688	$110,380
Utilities	$20,000	$20,500	$21,012	$21,537	$22,075
Salaries	$150,000	$165,000	$176,550	$185,377	$190,938
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$24,000	$35,850	$44,173	$49,693	$51,864

(U) Disqualification Events

14

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$226,751.00	$251,806.00
Cash & Cash Equivalents	$44,786.00	$47,521.00
Accounts Receivable	$0	$0
Short-term Debt	$45,302.00	$5,377.00
Long-term Debt	$123,999.00	$138,127.00
Revenues/Sales	$521,915.00	$472,538.00
Cost of Goods Sold	$299,492.00	$241,931.00
Taxes Paid	$0	$0
Net Income	$-58,711.00	$39,793.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V